United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 10, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

August 10, 2026
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that from 3 August 2026 up to and including 7August 2026 it purchased a total of: (i) 210,000 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 84,868 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

Date	Aggregate number of ordinary shares purchased	Highest price paid (per ordinary share)	Lowest price paid (per ordinary share)	Volume weighted average price	Trading venue
3 August 2026	35,000	USD 110.7000	USD 107.2900	USD 108.4127	US Trading Venues
3 August 2026	15,000	GBP 82.2500	GBP 80.7500	GBP 81.5082	London Stock Exchange
4 August 2026	40,000	USD 106.6700	USD 102.6700	USD 104.5466	US Trading Venues
4 August 2026	19,956	GBP 78.9000	GBP 76.4000	GBP 77.4202	London Stock Exchange
5 August 2026	70,000	USD 108.6600	USD 106.6700	USD 107.8595	US Trading Venues
5 August 2026	27,412	GBP 80.5500	GBP 78.9000	GBP 79.6614	London Stock Exchange
5 August 2026	2,500	GBP 80.5000	GBP 78.9500	GBP 79.5388	CBOE Europe Limited (CXE)
6 August 2026	35,000	USD 110.1200	USD 107.3800	USD 108.2335	US Trading Venues
6 August 2026	10,000	GBP 81.8000	GBP 80.2000	GBP 80.8284	London Stock Exchange

7 August 2026	30,000	USD 108.3700	USD 107.1600	USD 107.6621	US Trading Venues
7 August 2026	10,000	GBP 80.9000	GBP 79.5000	GBP 80.0947	London Stock Exchange

The purchases form part of the Company's share buyback programme announced on 17 February 2026 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, in aggregated and detailed form, are available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0258Q_1-2026-8-10.pdf

CONTACTS

Company Secretariat Svetlana Walker svetlana.walker@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049).

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE), CBOE Europe Limited (CXE) and Aquis. Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: August 10, 2026	By:	/s/ Svetlana Walker
	Name:	Svetlana Walker
	Title:	General Counsel & Company Secretary

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